

November 14, 2014

<u>Via E-mail</u>
Mr. Michael S. Burnett
Chief Financial Officer
AV Homes, Inc.
8601 N. Scottsdale Road, Suite 225
Scottsdale, Arizona 85253

     RE: **AV Homes, Inc.**
            Form 10-K for the Year Ended December 31, 2013
            Filed March 17, 2014
            Response Letter dated October 27, 2014
            File No. 1-7395

Dear Mr. Burnett:

We have reviewed your response letter dated October 27, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Financial Statements</u>

<u>Note1 – Basis of Financial Statement Presentation…, page 47</u>

<u>Land and Other Inventories, page 48</u>

1.   We note your response to comment five from our letter dated October 15, 2014. It still remains unclear how you determined that it was appropriate to reverse previously recorded impairment expense of $958 thousand. Please provide the following:

- Please provide us with a comprehensive explanation of how you accounted for the reclassification of the Waterview property from held and used to held for sale in the third quarter of 2011. Please include the amounts recognized from the transactions including any asset impairments or costs to sell that were recorded at that time. Please also tell us what the carrying value of the Waterview property was before it was classified as held for sale in the third quarter of 2011;

- You indicated that the original basis of the Waterview property was $13.8 million in October 2004. Please help us reconcile your original basis of $13.8 million to the carry amount of asset of $3,341,828 in your response. Please specifically tell us what this carry amount of asset of $3,341,828 represents; and

- Pursuant to ASC 360-10-35-44, please tell us why you compared the original carrying value of the Waterview property in October 2004 of $13.8 million to the fair value on September 30, 2013 of $4.3 million. Please note that you should measure the asset at the lower of the carrying value before the asset was classified as held for sale adjusted for any depreciation (amortization) expense that would have been recognized had the asset been continuously classified as held and used and the fair value at the date of the subsequent decision not to sell.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief